UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Knight, Philip H.
   One Bowerman Drive
   Beaverton, OR  97005-6453
2. Issuer Name and Ticker or Trading Symbol
   NIKE, Inc.
   nke
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |7/7/00|J   | |1,000,000         |D  |(1)        |89,269,552(2)      |D     |                           |
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Class A Common Stock       |      |    | |                  |   |           |14,148(2)          |I     |(3)(5)                     |
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Class A Common Stock       |      |    | |                  |   |           |65,224(2)          |I     |(4)(5)                     |
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Class B Common Stock       |      |    | |                  |   |           |3,105(6)           |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
 (1) Shares transferred to a limited partnership in exchange for a limited partnership interest in the limited partnership. The limited partnership interest in exchange for Class A Common Stock represented a price of
$42.0625 per share of Class A Common Stock. (2) Class A Common Stock is convertible on a share for share basis to Class B Common Stock. (3) Wife's interest in shares held by a limited partnership in which a corporation owned by wife is a co-general partner. (4) Shares held by a corporation owned by wife. (5) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
Section 16 or any other purpose.
(6) Restricted shares granted under the NIKE, Inc. Long-Term Incentive Plan, as to which the restrictions expire
8/15/02, unless employment terminates before that date, in which case the shares are forfeited.
SIGNATURE OF REPORTING PERSON
/s/ Philip H. Knight
DATE
August 4, 2000